2023 SUMMARY ANNUAL REPORT

HERE FOR WHAT'S NEXT



Northwest
Bancshares, Inc.



DISCLOSURE STATEMENT

In addition to historical information, this report may contain certain forward-looking statements that are based on assumptions and information currently available to management, including assumptions as to changes in market interest rates. These forward-looking statements are subject to various risks and uncertainties including, but not limited to, economic, regulatory, competitive, legislative and other factors affecting the company and its operations.

Readers are cautioned not to place undue reliance on these forward-looking statements, as actual results may differ materially from those expressed or implied. Management has no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the release of this report.

WHO WE ARE

Northwest Bancshares, Inc. is a federally chartered bank holding company headquartered in Columbus, Ohio that owns and operates Northwest Bank, a Pennsylvania-chartered savings bank headquartered in Warren, Pennsylvania.

As of December 31, 2023, we held assets of $14.4 billion and had 134 full-service community banking locations, eight freestanding drive-through locations and 192 ATMs across Pennsylvania, New York, Ohio and Indiana, along with customer access to more than 55,000 free ATMs worldwide through the Allpoint Network. Since 1896, we have helped our customers and our communities be ready for what's next.

MARKET COVERAGE

Proudly serving people and businesses across four states.



NY
Niagara
Monroe
Erie
Chautauqua
PA
Erie
Warren
McKean
Potter
Tioga
Crawford
Forest
Elk
Cameron
Clinton
Mercer
Venango
Clarion
Clearfield
Centre
Butler
Armstrong
Cambria
Blair
Allegheny
Washington
Dauphin
Lebanon
Lancaster
York
Montgomery
Philadelphia
Delaware
IN
Saint Joseph
Elkhart
Kosciusko
Allen
Grant
Delaware
Randolph
Hamilton
Monroe
Greene
OH
Cuyahoga
Lorain
Summit
Franklin

☆ **Northwest Bancshares, Inc. —** Columbus, Ohio

☆ **Northwest Bank —** Warren, Pennsylvania

Nationally, we support customers in the commercial business segments of Corporate Finance, Sponsored Finance, Equipment Finance and Sports Finance and will expand to include Small Business Administration (SBA) and Restaurant Franchise Finance in 2024.

DEAR SHAREHOLDERS,

I am pleased to report that Northwest Bank achieved solid performance in 2023, successfully navigating a dynamic environment. We sustained our financial strength and stability while progressing with our transformation into a premier commercial bank. We created value for you, our shareholders, by serving our customers and investing in our communities.

In 2023, we achieved solid core operating performance. For the year, net income rose to $135 million or $1.06 per share, up 1.0% over 2022. Our balance sheet and capital ratios remain strong, with tangible common equity (TCE) of 8.3%, which provides our organization with flexibility for continued growth. Our return on average equity (ROAE) was 8.94%, and our return on average assets (ROAA) was 0.95%, with an efficiency ratio of 62.15%.

Total deposits grew $515 million as customers sought stability and higher returns, allowing us to reduce borrowed funds. We responsibly grew loans by approximately $500 million while keeping delinquencies and charge-offs low. We also grew fee income through investment management, trust services and small business lending.

Under the leadership of our new Chief Commercial Banking Officer, Jay DesMarteau, we made strong progress expanding commercial banking, with commercial loans up over 17.0% and becoming a larger portion of our loan portfolio. Moreover, we expanded our geographic markets and launched multiple specialized commercial lending verticals.

Serving families, individuals and small businesses remains central to our mission. We continued investing in digital platforms to deliver better customer experiences with stronger convenience, security and speed. Our "For What's Next" brand conveys our commitment to enabling customers' financial success.

We continue investing in our infrastructure as we prudently expand the bank. Our new Chief Risk Officer, Greg Betchkal, further strengthens organizational design, risk identification and reporting. We have also made enhancements across the bank, including our credit risk and technology functions.

With Northwest Bank's enduring financial health, we maintained our long-standing practice of returning capital to our shareholders. We have now paid quarterly cash dividends for 117 straight quarters - over 29 years without interruption, with a current yield of

> **"Understanding each customer's goals and needs, and combining that knowledge with our overall industry expertise to provide trusted guidance, will always be at the heart of what we do. We are accountable to our customers to help ignite opportunity and improve their lives."**

approximately 6.4%. This remarkable track record reflects the company's consistency, resilience and focus on shareholder returns. We greatly appreciate the steadfast support of our loyal shareholders over the decades as a public company. This reinforces our commitment to deliver steady value and underscores why so many shareholders put their long-term trust in Northwest Bank.

As we will expand on in the following pages of this report, we made great strides in 2023 and our momentum positions us well entering 2024. We have great confidence that our relationship-based, responsible approach will drive long-term shareholder value. Thank you for your ongoing support.



Sincerely,



Louis J. Torchio
President and Chief Executive Officer

KEY STATS

$14.4B	$11.3B	$12.0B
ASSETS	LOANS, NET	DEPOSITS



SOURCE OF FUNDS

- ● Checking Accounts — 42%
- ● Certificates of Deposits — 21%
- ● Savings Accounts — 17%
- ● Money Market Accounts — 15%
- ● Borrowed Funds — 3%
- ● Subordinated Debt — 1%
- ● Junior Subordinated Debt — 1%



INVESTMENT OF FUNDS

- ● Mortgage Loans — 26%
- ● Commercial Real Estate — 22%
- ● Consumer Loans — 16%
- ● Cash and Investments — 15%
- ● Commercial Loans — 12%
- ● Home Equity Loans — 9%

STOCK PRICE PERFORMANCE SINCE IPO

in total return % (Source: S&P Capital IQ)



Legend: ● NWBI ● Peer Median ● S&P 500 Bank

FINANCIAL HIGHLIGHTS

Northwest Bancshares, Inc. and Subsidiaries

In thousands, except per share and other data

YEAR ENDED DECEMBER 31,	2023	2022	2021
Total assets	$14,419,105	14,113,324	14,501,508
Loans receivable, net	11,289,566	10,802,416	9,914,151
Deposits	11,979,902	11,464,548	12,301,165
Shareholders' equity	1,551,317	1,491,486	1,583,571
Book value per share	12.20	11.74	12.51
Tangible book value per share[1]	9.17	8.67	9.40
Closing market price per share	12.48	13.98	14.16
FOR THE YEAR ENDED DECEMBER 31,			
Net interest income	$435,683	420,681	391,262
Net income	134,957	133,666	154,323
Non-GAAP net income[1]	139,816	137,710	138,574
Diluted earnings per share	1.06	1.05	1.21
Non-GAAP earnings per share[1]	1.10	1.08	1.08
Dividends per share	0.80	0.80	0.79
KEY FINANCIAL RATIOS FOR THE YEAR ENDED DECEMBER 31,			
Return on average shareholders' equity	8.94%	8.80%	9.91%
Non-GAAP return on average shareholders' equity[1]	9.26%	9.07%	8.90%
Return on average assets	0.95%	0.94%	1.08%
Non-GAAP return on average assets[1]	0.98%	0.97%	0.97%
Tangible common equity to assets[1]	8.30%	8.03%	8.43%
Net interest margin	3.28%	3.20%	2.98%
Nonperforming assets to total assets at end of period	0.67%	0.58%	1.10%
Net charge-offs as a percentage of average loans outstanding	0.11%	0.02%	0.20%
Allowance for loan losses to nonperforming loans at end of period	129.01%	143.98%	64.38%
Allowance for loan losses as a percentage of loans receivable	1.10%	1.08%	1.02%
OTHER DATA AT DECEMBER 31,			
Full-service community banking locations	134	142	162
Average deposits per full-service location[2]	$89,402	80,736	75,933
Full time equivalent employees	2,098	2,160	2,332
Registered shareholders[3]	9,464	11,242	10,182

[1] *See reconciliation of non-GAAP financial measures in the Company's earnings release dated January 22, 2024.*
[2] *In thousands*
[3] *Excludes shareholders who own their stock in "street name"*



BUILDING THE RIGHT TEAM

Success starts with having the right team in place. In 2023, Northwest Bank welcomed Jay DesMarteau as Senior Executive Vice President and Chief Commercial Banking Officer. Jay has nearly 30 years of experience in commercial banking and finance. Under his direction, we are driving additional commercial banking growth in an ambitious but responsible way.

We also integrated our Business Banking and Small Business Administration (SBA) Lending teams into Commercial Banking, giving us more capacity, greater efficiency and deeper expertise to meet the needs of businesses of any size in a wide range of industries.

FOR BUSINESSES OF EVERY SIZE

As our transformation into a high-performing commercial bank takes hold, our expertise delivers enhanced solutions that address even the most complex business needs.

This goes well beyond financing and into critical areas that impact our customers' success, including treasury management, business investments, employee retirement plans, tax planning and succession plans. And as we grow, we remain focused on providing the level of personal attention we are known for and continuously delivering on what matters.

SUPPORTING WOMEN-OWNED BUSINESSES



Teddi Lombardi had a vision: She wanted to repurpose her family's dairy farm to produce meat with a focus on sustainability and ethics. And she needed capital to make it happen. Teddi partnered with Northwest Bank's SBA lending team to secure a $876,000 term loan and a $50,000 line of credit to help transform Birch Creek Farmery and pursue future growth.

Supporting women-owned businesses means understanding that women business owners often face additional challenges to secure funding. That's why we celebrate success stories like Teddi's – and look forward to being a part of so many more.

Broadening Our Reach

With increased expertise and capabilities in place, we are serving a broader range of businesses with more complex needs.

For example, we are increasing our participation in syndicated loans partnering with businesses and other banks to meet the more multifaceted financing needs of larger businesses. This increases the scale of transactions Northwest Bank can participate in while continuing to manage risk.

We also added specialists with unique expertise to serve new industry verticals. In 2023, we launched our Sponsor Finance Group, which supports the acquisition, recapitalization, merger and growth investment efforts of private equity firms and companies that generate earnings between $3 million and $15 million. We also added a Commercial Finance Group focused on business aviation, long-haul trucking, inland/offshore marine financing and general equipment loans serving the middle market to large corporate finance space.

We continue to focus on C&I and building full-service business relationships that include operating accounts, loans, treasury management services and wealth management for businesses, along with the people who own and lead those businesses.

We also continued to enhance our technology infrastructure. We launched a new business loan origination platform that provides an improved client experience, including seamless loan application and processing. And our best-in-class digital treasury management tool, Northwest Treasury Pro, provides comprehensive digital business banking capabilities in a single intuitive platform.

Delivering for Businesses of All Sizes

We know that every business is different – in size, age, growth cycle, industry and need. Northwest Bank's small business team can guide owners through the important process of selecting the right options for their needs. In addition to various funding solutions, Northwest Bank is there to support other critical aspects, including tax planning, succession planning and operational support.

As a national Small Business Administration (SBA) Preferred Lender, we can make lending decisions without SBA approval — a far more efficient experience for small business owners. We have added new leadership and talented team members to our SBA lending team so that as small businesses grow, our team will remain engaged to grow with them.

FOR PEOPLE, TODAY AND TOMORROW

Northwest's personal connections are our greatest advantage. The long-term, one-on-one customer relationships that develop through our personal banking services are the essence of who we are at Northwest Bank. We are here for our customers, in person and in their communities.

In a marketplace with no shortage of choices, our commitment is to become more customers' preferred bank of choice. That's why Northwest continually invests to develop and improve solutions our customers value most. We are proud to consider ourselves partners on our customers' path to financial success, with a comprehensive range of financial tools for today and tomorrow.

Planning Bright Financial Futures

Our commitment to our customers' financial success included expanding our wealth management capabilities in 2023. Our team provides comprehensive, strategic guidance customized to fit clients' needs and goals. Together, we put together a holistic plan, including retirement accounts, mutual fund investments, estate plans and trusts, investment secured lines of credit, insurance and annuities.

Making Banking Easier

When people are pressed for time, quick access to banking services must be seamless, intuitive and secure. Over the last several years, we have been digitally transforming our bank, giving our customers more ways to interact with our team and quickly access the services they need. Newly enhanced online and mobile experiences allow customers to bank from anywhere at any time. Streamlined account opening gets customers up and running quickly.

Growing Rewards

In 2023, we piloted a high-yield savings program in select markets both within and outside our traditional footprint, generating $268 million in deposit balances — **68% of which are new to the bank.**

We also launched a new cashback credit card, the Northwest CashBack Visa Signature® card, that offers more points or cashback rewards than ever before. **We saw a 44% increase in card originations over 2022**, with higher average credit scores and larger credit lines for new cardholders.

Protecting Customers' Assets

Cybersecurity is a top priority at Northwest Bank. We employ state-of-the-art technology and industry best practices to maintain data and account security, ensuring the confidentiality and integrity of customers' personal and financial information. This is on top of employee training that includes the latest best practices, education to help customers understand their role in maintaining security, constant audits to assess potential vulnerabilities and new technology tools to help keep information safe.

CONGRATULATIONS TO OUR COLLEAGUES



Arlicia Robertson
Regional VP and
Community Lending Officer

Arlicia was the first recipient of the Ronald J. Seiffert Champions of Opportunity Award. Honoring our former Chairman, President and CEO, this award recognizes employees who best exemplify our cultural principles.



Ray Learn
Senior Vice President and
Deputy Chief Counsel

Ray was recognized with the William J. Wagner Leadership Award. Honoring our former Chairman, President and CEO, the award recognizes integrity, leadership style and contributions to moving the company forward.

HELPING PEOPLE, BUSINESSES AND INSTITUTIONS BUILD, PRESERVE AND MANAGE WEALTH

While each customer has unique financial goals, they all share at least one: Feeling confident about their financial future. For every stage of a customer's financial journey, our wealth management professionals are here to offer solutions and advice to help them reach their destination.

WEALTH ASSETS UNDER MANAGEMENT*
Total in billion



2019	2020	2021	2022	2023
$3.578	$4.859	$5.400	$6.290	$6.898

Data as of December 31, 2023



FOR OUR TEAM

Northwest Bank is a place where people make the difference. We know that our ability to deliver results for our customers and communities is powered by a talented, caring team that works together to provide creative solutions. To truly thrive, we must create an environment where everyone feels welcome and supported.

2023 BEST MID-SIZE EMPLOYER

Northwest Bank was named to Forbes Magazine's 2023 America's Best Mid-Size Employers list.

MEET OUR NEW CHIEF RISK OFFICER



Greg Betchkal
Chief Risk Officer

With more than 35 years of risk management experience in the financial services sector, Greg brings extensive knowledge and expertise to this critical position. His leadership, guidance and counsel further strengthens our enterprise risk management program.

Building a Welcoming Workplace

We continue to cultivate a workplace where everyone feels accepted, safe, seen and heard. We want each of our employees to feel that they belong here — and to know that their experience, talent and voice matter.

In 2023, we took several steps to strengthen our supportive and welcoming workplace. Northwest Bank named its first-ever Chief Inclusion Officer, Cameron Skelton, who previously served nine years as our talent development manager. Our Inclusion Council features 20 employees from diverse backgrounds, roles and geographic regions. And to foster connections among employees, we added two Employee Resource Groups (ERGs), for a total of five. One new ERG is focused on our LGBTQ+ community and allies, and the other on veterans and emergency responders.

Even as we create new roles and avenues to ensure that Northwest Bank is a place where people from every background can thrive, we know that efforts to build a welcoming workplace are a call to action for everyone across our company.

And we can think of no better way to reinforce our values than allowing employees to recognize one another on a peer-to-peer basis. Our new High Five employee recognition program allows employees to award points to coworkers who uphold company values, drive goals and go above and beyond. Points can be redeemed for gift cards and merchandise. Since launching in the fall of 2023, we have seen widespread adoption from across geographies, departments and roles.

Maintaining Strong Governance and Ethics

At Northwest Bank, we embrace accountability. We hold ourselves accountable throughout every aspect of our business and are committed to ethics, integrity and transparency.

We maintain a strong internal audit structure, a risk management framework driven by our Board of Directors and require employee and Board training and testing to ensure ethical standards are upheld. Our Code of Ethics also applies to third-party vendors. Employees can anonymously report concerns online and through other avenues.

FOR OUR COMMUNITIES

Our people are invested in the communities where they live and work. And as an institution, we are proud to invest alongside them.

Supporting our Communities

We are proud of how our employees consistently support a broad range of community organizations across the entire Northwest Bank footprint by giving their time and effort.



In November, Northwest Bank partnered with a Habitat for Humanity chapter in Pennsylvania to help build new affordable homes. Employees spent a day volunteering on the site and Northwest provided funding to support the project.

Giving Back

Building strong communities and making a significant impact on our neighbors' quality of life has been part of Northwest Bank's identity throughout its history.



Being in a vibrant space can help take a young patient's mind off of being in the hospital. Northwest provided funding to Allegheny Health Network's pediatric expansion at Wexford Hospital for a new ceiling mural.

Investing to Help Communities Grow

We support small businesses, community-focused organizations and families by providing the resources and expertise it takes to help them thrive and grow.



Northwest Bank pledged $300,000 over six years to the Hilltop Economic Development Corporation's Neighborhood Partnership Program in Mt. Oliver, outside Pittsburgh. The program funds small businesses and other community reinvestment projects.



OUTSTANDING

CRA RATING

We received an outstanding Community Reinvestment Act (CRA) rating from the Federal Deposit Insurance Corporation in 2023, recognizing our excellent responsiveness to area credit needs, leadership in making community development loans and record of serving the credit needs of economically disadvantaged areas, among other criteria.

COMMUNITY LENDING

$299M

COMMUNITY DONATIONS

$2.7M

FINANCIAL DATA

Condensed Consolidated Balance Sheet

In thousands, except share data	AS OF DECEMBER 31,	
	2023	**2022**
ASSETS		
Cash and cash equivalents	$122,260	139,365
Marketable securities available-for-sale	1,043,359	1,218,108
Marketable securities held-to-maturity	814,839	881,249
Loans receivable, net of allowance for credit losses of $125,243 and $118,036	11,289,566	10,802,416
Federal Home Loan Bank stock, at cost	30,146	40,143
Accrued interest receivable	47,353	35,528
Real estate owned, net	104	413
Premises and equipment, net	138,838	145,909
Bank-owned life insurance	251,895	255,062
Goodwill and other intangible assets	386,287	389,557
Other assets	294,458	205,574
TOTAL ASSETS	**$14,419,105**	**14,113,324**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$11,979,902	11,464,548
Borrowed funds	398,895	681,166
Subordinated debt	114,189	113,840
Junior subordinated debentures	129,574	129,314
Advances by borrowers for taxes and insurance	45,253	47,613
Accrued interest payable	13,669	3,231
Other liabilities	186,306	182,126
TOTAL LIABILITIES	**12,867,788**	**12,621,838**
Preferred stock, $0.01 par value, 50,000,000 shares authorized; no shares issued	—	—
Common stock, $0.01 par value, 500,000,000 shares authorized; 127,110,453 and 127,028,848 shares issued and outstanding, respectively	1,271	1,270
Additional paid-in capital	1,024,852	1,019,647
Retained earnings	674,686	641,727
Accumulated other comprehensive loss	(149,492)	(171,158)
TOTAL SHAREHOLDERS' EQUITY	**1,551,317**	**1,491,486**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$14,419,105**	**14,113,324**

Condensed Consolidated Statements Of Income

In thousands, except per share data

	YEARS ENDED DECEMBER 31,		
	2023	**2022**	**2021**
INTEREST INCOME			
Loans	$543,659	407,828	390,343
Investments and interest-earning deposits	44,263	40,970	28,165
TOTAL INTEREST INCOME	**587,922**	**448,798**	**418,508**
INTEREST EXPENSE			
Deposits	105,343	14,120	19,122
Borrowed funds	46,896	13,997	8,124
TOTAL INTEREST EXPENSE	**152,239**	**28,117**	**27,246**
Net interest income	435,683	420,681	391,262
Provision for credit losses - loans	18,664	17,860	(11,883)
Provision for credit losses - unfunded commitments	4,210	10,455	(3,905)
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	**412,809**	**392,366**	**407,050**
NON-INTEREST INCOME			
Loss on sale of investments	(8,307)	(8)	(176)
Gain on sale of mortgage servicing rights	8,305	—	—
Gain on sale of SBA loans	1,800	—	—
Gain on sale of loans	726	—	—
Service charges and fees	59,214	55,188	51,837
Trust and other financial services income	27,284	27,765	27,921
Insurance commission income	—	—	3,633
Income from bank-owned life insurance	8,588	7,129	6,050
Mortgage banking income	2,431	4,865	15,892
Gain on sale of insurance business	—	—	25,327
Other	13,782	15,910	12,405
TOTAL NON-INTEREST INCOME	**113,823**	**110,849**	**142,889**
NON-INTEREST EXPENSE			
Compensation and employee benefits	195,691	188,359	193,887
Premises and occupancy costs	29,151	29,618	31,073
Office operations	12,955	13,318	13,769
Collections expense	1,695	1,808	1,932
Processing expenses	58,687	52,496	55,763
Marketing expenses	9,444	9,095	8,237
Federal deposit insurance premiums	9,271	4,778	4,975
Professional services	17,819	14,703	17,621
Amortization of intangible assets	3,270	4,277	5,553
Merger, asset disposition and restructuring expense	6,749	5,617	3,453
Other	6,822	5,454	12,552
TOTAL NON-INTEREST EXPENSE	**351,554**	**329,523**	**348,815**
Income before income taxes	175,078	173,692	201,124
Income tax expense	40,121	40,026	46,801
NET INCOME	**$134,957**	**133,666**	**154,323**
Basic earnings per share	$1.06	1.05	1.22
Diluted earnings per share	1.06	1.05	1.21

DIRECTORS AND OFFICERS

Board of Directors

Timothy B. Fannin
Chairman of the Board
Retired Partner
Catalano, Case, Catalano
& Clark-Radzieta, LLP

Timothy M. Hunter
Vice Chairman of the Board
President and Chief Executive Officer
McInnes Rolled Rings

Robert M. Campana
Chief Executive Officer
of Campana Development

Deborah J. Chadsey
Attorney and Partner
Kavinoky Cook LLP

Wilbur R. Davis
Retired Co-Founder and
Chief Executive Officer
Ontario Systems, LLC

William W. Harvey Jr.
Chief Operating Officer
and Chief Financial Officer
Northwest Bancshares, Inc.

John P. Meegan
Retired Executive Vice President
and Chief Operating Officer
Hefren-Tillotson, Inc.

Mark A. Paup
President and Chief Executive Officer
Zippo Manufacturing,
W.R. Case and Sons
Cutlery Company

Louis J. Torchio
President and Chief Executive Officer
Northwest Bancshares, Inc.

David M. Tullio
President and Chief Executive Officer
Custom Engineering Company,
LAMJEN, Inc.

Pablo A. Vegas
President and Chief Executive Officer
of the Electric Reliability Council
of Texas

Amber L. Williams
Senior Vice President,
Deputy General Counsel at
Bath & Body Works

Executive Leadership

Louis J. Torchio
President and
Chief Executive Officer

Carey A. Barnum
Chief Auditor

Gregory J. Betchkal
Chief Risk Officer

James M. Colestro
Chief Retail Lending Officer

Thomas K. Creal IV
Chief Credit Officer

Devin T. Cygnar
Chief Marketing and
Communications Officer

Jay M. DesMarteau
Chief Commercial
Banking Officer

John J. Golding
Chief Consumer Banking Officer

William W. Harvey Jr.
Chief Operating Officer
and Chief Financial Officer

Kyle P. Kane
Chief People Officer

Richard K. Laws
Chief Legal Counsel and
Corporate Secretary

Scott J. Watson
Chief Information Officer

MEET OUR NEW DIRECTOR



Amber L. Williams

**Senior Vice President,
Deputy General Counsel at
Bath & Body Works**

Amber L. Williams is Senior Vice President, Deputy General Counsel at Bath & Body Works, headquartered in Columbus, Ohio. With more than 20 years of experience in corporate law, she most recently served as VP Legal, Global Ethics & Compliance with Bath & Body Works and L Brands. Prior to joining L Brands, she held a variety of corporate counsel roles with Walmart, including Senior Associate General Counsel positions in two divisions — US Compliance and Real Estate Operations. She also served as Senior Counsel for NextiraOne, LLC. Active in organizations throughout the Columbus community, Ms. Williams serves on the board of the Greater Columbus Chapter of the American Red Cross and the Center for WorkLife Law. She earned her juris doctor degree from the University of Texas School of Law, Austin, Texas, and her bachelor's degree in English from Oakwood University, Huntsville, Alabama.

INVESTOR INFORMATION

CORPORATE HEADQUARTERS

3 Easton Oval, Suite 500
Columbus, OH 43219
Phone: (800) 859-1000
www.northwest.com

ANNUAL MEETING

The Annual Meeting will be held virtually at 11:00 a.m.
Eastern Time on April 18, 2024 at
www.virtualshareholdermeeting.com/NWBI2024.

STOCK LISTING

Northwest Bancshares, Inc. common stock trades on the
NASDAQ Global Select Market under the symbol "NWBI."
The CUSIP number is 667340103.

REGISTRAR, TRANSFER AND DIVIDEND DISBURSING AGENT

Shareholder communications regarding change of address,
change in stock registration, reporting of lost certificates and
dividend checks should be directed to:

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
Phone: (877) 715-0499 or (800) 937-5449
Email: helpAST@equiniti.com
www.equiniti.com

ONLINE SHAREHOLDER ACCOUNT ACCESS

Registered shareholders can securely manage their account(s)
online through Equiniti Trust Company, LLC at www.equiniti.com
by navigating to "Login", "AST Access to AST Portals", clicking
"Login" under Individuals and then under "Shareholder Central",
click "Login" again. Here you can easily obtain important details
about your holdings and general stock transfer information, as
well as initiate a number of transactions and inquiries including
the following:

• Update your mailing address
• Print a duplicate 1099 tax form
• Combine/consolidate accounts
• Request a replacement dividend check
• Download stock transfer instructions and forms
• Enroll in direct deposit of dividends

INDEPENDENT AUDITORS

KPMG LLP, Pittsburgh, Pennsylvania

SECURITIES COUNSEL

Luse Gorman, P.C., Washington, D.C.

FINANCIAL INFORMATION

The Annual Report on Form 10-K is filed with the Securities and
Exchange Commission (SEC). Copies of this document and other
filings, including exhibits thereto, may be obtained electronically
at www.sec.gov or through the company's website,
www.northwest.com. Copies may also be obtained, without
charge, by submitting a request to:

SHAREHOLDER RELATIONS

Northwest Bancshares, Inc.
100 Liberty Street
P.O. Box 128
Warren, PA 16365
Phone: (800) 859-1000
Email: shareholderrelations@northwest.com

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE AND SALE PLAN

Northwest Bancshares, Inc. is pleased to offer a Dividend
Reinvestment and Direct Stock Purchase and Sale Plan
through Equiniti Trust Company, LLC.

The plan provides both existing registered shareholders and
interested new investors with a convenient method to
purchase shares of Northwest Bancshares, Inc. common stock.

If you are already a registered shareholder or are interested in
becoming one, you may access the plan materials and enroll
online at www.equiniti.com by navigating to "Login", "AST
Access to AST Portals", click "Login" under Individuals, navigate
down to "Investor Services" and "Buy Shares." Alternatively,
you may request a plan prospectus and enrollment application
by calling Equiniti Trust Company, LLC at (877) 715-0499,
(800) 937-5449 or Northwest at (800) 859-1000.

DIRECT DEPOSIT OF DIVIDENDS (ACH)

Registered shareholders who do not reinvest their dividends
may elect to have cash dividends directly deposited into their
savings or checking account, thereby providing immediate
access to funds and eliminating mail delays and lost or stolen
checks. You may enroll online by accessing your shareholder
account(s) at www.equiniti.com or, to obtain an enrollment
card, by calling Equiniti Trust Company, LLC at (877) 715-0499,
(800) 937-5449 or Northwest at (800) 859-1000.

INVESTOR RELATIONS

Louis J. Torchio
President and Chief Executive Officer

William W. Harvey Jr.
Chief Operating Officer and Chief Financial Officer

SHAREHOLDER RELATIONS

Jacqueline N. Snell
Senior Vice President, Controller



3 Easton Oval, Suite 500
Columbus, OH 43219
(814) 726-2140
Northwest.com